

Todd Fiore · 3rd in



**California State Univ
Sacramento**

Co-Founder & CIO at Tech 2U

Sacramento, California Area · 212 connections · **Contact info**

Experience



Co-Founder & CIO

Tech Service 2 U

Aug 2003 – Present · 17 yrs 2 mos
Sacramento, California Area



Technical Services Analyst

Grubb & Ellis

Aug 1997 – Jan 2005 · 7 yrs 6 mos
Sacramento, California Area



Management Trainee

Enterprise Rent-A-Car

May 1995 – Jul 1997 · 2 yrs 3 mos
Sacramento

Education



California State University-Sacramento

Bachelor's degree, Business Administration, Strat

1995 – 1999

Licenses & Certifications



Microsoft Certified Systems Engineer

Microsoft

Skills & Endorsements

Networking · 8

Seth Atchue and 7 connections have given endorsements for

Security · 4

Dr. Ian DiOrio and 3 connections have given endorsements fo

System Administration · 3

Dr. Ian DiOrio and 2 connections have given endorsements fo

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